AMENDMENT NO. 21 TO
LOAN AGREEMENT

AMENDMENT NO. 21, dated as of February 14, 2008 (the ***"Amendment"***), to the Loan Agreement dated as of June 12, 2001, as amended (the ***"Loan Agreement"***), between EP InterOil, Ltd. (the ***"Borrower"***) and Overseas Private Investment Corporation (***"OPIC"***).

WITNESSETH

WHEREAS, the parties to this Amendment desire to make certain amendments to the Loan Agreement;

NOW, THEREFORE, the parties to this Amendment agree as follows:

Section 1. *Defined Terms; References.* Unless otherwise specifically defined in this Amendment, each term used in this Amendment which is defined in the Loan Agreement has the meaning assigned to such term in the Loan Agreement. Each reference to "hereof," "hereunder," "herein," "hereby" and other similar references, and each reference to "this Agreement" and other similar references contained in the Loan Agreement shall, after this Amendment becomes effective, refer to the Loan Agreement as amended by this Amendment.

Section 2. *Amendment to Loan Agreement.* (a) Section 1.01 of the Loan Agreement is hereby amended by adding the following definitions:

"Amendment No. 20" means the document titled "Amendment No. 20 to Loan Agreement" dated December 31, 2007 between OPIC and the Borrower.

"Refinery" means the crude oil refinery in Papua New Guinea contemplated by the Project.

(b) Section 2.05(a) is hereby amended by deleting the paragraph in its entirety and replacing it with the following paragraph:

"SECTION 2.05. *Repayment of the Loan.* (a) The Borrower shall:

(i) subject to subsection 2.05(a)(ii) repay the Loan on the dates and in the instalments set out in Schedule 2.05 (or, if less, the outstanding principal balance of the Loan); and

(ii) in respect to the instalments due on June 30, 2015 and December 31, 2015 (the ***"Deferred Instalments"***):

(A) within 30 days of receipt by the Borrower of net proceeds from the sale of an interest in the Refinery, pay the lesser of the total sum due in respect of the Deferred Instalments or fifty percent (50%) of the net proceeds received by the Borrower from the sale;

(B) pay the Deferred Instalments in full within 7 days of the Borrower furnishing its audited Financial Statements to OPIC pursuant to Section 6.07, in which earnings before interest, tax and depreciation (EBITDA) is more than US$45 million in a calendar year; and

(C) within 30 days after receipt by the Borrower of the net proceeds of any capital raised through the issue of common stock by InterOil or any of its controlled subsidiaries, pay the lesser of the total sum due in respect of the Deferred Instalments or ten percent (10%) of the net proceeds raised where that capital is not raised or allocated to repay debt existing at the date of this Amendment and the sum raised exceeds US$50 million."

(c) The contents of Schedule 2.05 of the Loan Agreement are deleted and replaced with the following.

"REPAYMENT SCHEDULE

Date	**Repayment Number**	**Principal to be Repaid**
31-Dec-05	1	$4,500,000
30-Jun-06	2	$4,500,000
31-Dec-07	3	$4,500,000
30-Jun-08	4	$4,500,000
31-Dec-08	5	$4,500,000
30-Jun-09	6	$4,500,000
31-Dec-09	7	$4,500,000
30-Jun-10	8	$4,500,000
31-Dec-10	9	$4,500,000
30-Jun-11	10	$4,500,000
31-Dec-11	11	$4,500,000
30-Jun-12	12	$4,500,000
31-Dec-12	13	$4,500,000
30-Jun-13	14	$4,500,000
31-Dec-13	15	$4,500,000
30-Jun-14	16	$4,500,000
31-Dec-14	17	$4,000,000
30-Jun-15	18	$4,500,000

31-Dec-15	19	$4,500,000
Total		**$85,000,000**

Section 4. *Conditions Precedent to Effectiveness.* This Amendment shall become effective as of January 31, 2008 upon the execution and delivery of counterparts to this Amendment by the Borrower and OPIC. Notwithstanding the foregoing, the parties acknowledge, confirm and agree that the Loan Agreement is in full force and effect and as at the date hereof has not been rescinded or terminated and that no party is in breach of the terms of the Loan Agreement.

Section 5. *Governing Law.* This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

Section 6. *No Waiver, No course of Dealing.*

(a) No failure or delay by OPIC in exercising any right, power or remedy shall operate as a waiver thereof or otherwise impair any of its rights, powers or remedies. No single or partial exercise of any such right shall preclude any other further exercise thereof or the exercise of any other legal right. No waiver of any such right shall be effective unless given in writing.

(b) Except as expressly provided by this Amendment, the agreements contained herein shall not limit or otherwise adversely affect OPIC's rights under the Finance Documents. OPIC specifically reserves the right to insist on strict compliance with the terms of the Finance Documents, and by executing and delivering this Amendment, the Company expressly acknowledges such reservation of rights. Any future amendment or waiver of any provision of the Finance Documents to which OPIC is a party or has consented, shall be effective only if set forth in a writing separate and distinct from this Amendment and executed by an authorized officer of OPIC. The terms of this Amendment will not, either alone or taken with other amendments or waivers of provisions of the Finance Documents, be deemed to create or be evidence of a course of conduct.

Section 7. *Counterparts.* This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

EP INTEROIL, LTD.

By: [signature]

Name: COLLIN FRANCIS VISAGGIO

Title: CHIEF FINANCIAL OFFICER

OVERSEAS PRIVATE INVESTMENT CORPORATION

By: [signature]

Name: Steven A. Smith

Title: Senior Investment Officer